UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated March 25, 2025, announcing the registrant's dividend distribution proposal.

Istanbul, March 25, 2025

Announcement Regarding the Dividend Distribution Proposal

As per our Company's Articles of Association and Dividend Distribution Policy, our Company’s Board of Directors resolved to propose, for shareholder approval at the 2024 Ordinary General Assembly, the distribution of a gross dividend of TRY 8,000,000,000, which corresponds to a gross dividend of TRY 3.6363636 (net TRY 3.0909091) per ordinary share with a nominal value of TRY 1, to shareholders in cash on June 20, 2025 and December 26, 2025 in two equal installments, in accordance with the principles set forth in the legislation, according to the dividend distribution table which has been prepared for the related fiscal years.

Herewith enclosed are the details of the dividend distribution proposal decision taken, the dividend distribution table and dividend per share.

Proposed Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Proposed Cash Dividend Date
1.8181818	1.5454545	20.06.2025
1.8181818	1.5454545	26.12.2025

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

ANNEX: Board of Directors Dividend Distribution Proposal

The Board of Directors of the Company decided to distribute gross dividend amount of TRY 8,000,000,000- to be paid in cash to our shareholders within the below conditions explained hereunder as part of the resolution:

1.	As a result of the activities of our Company, pertaining to the period between January 1, 2024 and December 31, 2024, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué numbered II-14.1, named “Communiqué Regarding the Financial Reporting in Capital Markets” is TRY 28,389,457,524-,

2.	TRY 23,523,424,632- after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Capital Markets Board Dividend Guide” which was published on 27 January 2014.

3.	As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

4.	TRY 23,523,424,632- is the distributable dividend of the Company, pertaining to year 2024 and TRY 24,257,889,304- calculated by adding TRY 734,464,672- which is the aggregate amount of the donations made during the year, to the abovementioned amount shall be taken as the first dividend basis,

5.	In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends” and clauses set in the article of association of our company; TRY 4,851,577,861-, which is 20% of the first dividend basis, amounting to TRY 24,257,889,304- shall be distributed as the first cash dividend, TRY 3,148,422,139- shall be distributed as second cash dividend, and the secondary legal reserve amounting to TRY 789,000,000- shall be separated from the rest of the net distributable current year profit,

a)	From the total amount of TRY 8,000,000,000- that shall be distributed in cash, the amounts of TRY 1,466,044,266- shall be distributed from statutory previous year’s profit, TRY 616,699,806- shall be distributed from distributable legal reserves and TRY 5,917,255,929- shall be distributed from current period profit,

b)	The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 8,000,000,000- as mentioned hereinabove.

6.	In this respect, gross amount of TRY 3.6363636- shall be distributed to our shareholders for each share, having a nominal value of TRY 1.- (One Turkish Lira), and hence the aggregate gross amount of dividend distribution in cash shall be TRY 8,000,000,000-.

7.	TRY 14,734,424,632- which is the remaining of the 2024 year’s distributable profit after the cash dividend distribution shall be:

a. Regarded as previous year’s profit and set aside within the Company,

b. The withholding tax deductions shall be applicable on the amount, which is set aside as 2024 fiscal year’s profit, in case such amount shall be subject to redistribution.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2024 DIVIDEND DISTRIBUTION TABLE (TRY)

1)	Paid-in Capital	2,200,000,000
2)	General Legal Reserves (Pursuant to Statutory Records)	1,716,699,806
	Information regarding the privilege in dividend distribution, if any, granted pursuant to the Articles of Association	-

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)
3)	Profit for the period		28,389,457,524		17,282,475,339
4)	Taxes payable (-)		4,866,032,892		1,939,226,481
5)	Net Profit for the period (=)	*(3-4)*	23,523,424,632	*(3-4)*	15,343,248,858
6)	Losses in previous years (-)				
7)	Primary Legal Reserves (-)	*((5YK-6YK)*0.05)*		*((5YK-6YK)*0.05)*	
8)	NET DISTRIBUTABLE PROFIT FOR THE PERIOD (=)	*(5-6-7)*	23,523,424,632	*(5-6-7)*	15,343,248,858
9)	Donations made during the year		734,464,672		
10)	Net distributable profit including donations	*(8+9)*	24,257,889,304		
11)	First Dividend to Shareholders	*(10*the minimum rate determined by the CMB)*	4,851,577,861		767,162,443
a	*-Cash*		4,851,577,861		767,162,443
b	*-Bonus Share*				
	-Total		*4,851,577,861*		*767,162,443*
12)	Dividend distributed to priviledged shareholders	*Amount of the dividend for privileged shareholders in accordance with the articles of Association*			
13)	Other Dividends (paid to Board Members, employees, etc.)				
14)	Dividend paid to Redeemed Share Owners				
15)	Secondary Dividend		3,148,422,139		5,150,093,486
16)	Secondary Legal Reserves	*((11+12+13+14+15)-(1*0.05))/10*	789,000,000		
17)	Statutory Reserves				
18)	Special Reserves				
19)	EXTRA ORDINARY RESERVES	*8-(11a+12+13+14+16+17+18)*	14,734,424,632		
20)	Other Distributable Sources				2,082,744,071
	-Retained earnings				*1,466,044,266*
	-Extra Ordinary Reserves				
	-Other Distributable Reserves in accordance with legislation and Articles of Association				*616,699,806*

AMOUNT (TRY) RATIO (%) A 1,200,000,000 3.6363636 363.64 B 6,800,000,000 3.6363636 363.64 TOTAL 8,000,000,000 3.6363636 363.64 A 1,020,000,000 3.0909091 309.09 B 5,780,000,000 3.0909091 309.09 TOTAL 6,800,000,000 3.0909091 309.09 TOTAL GROSS DIVIDEND DISTRIBUTION AMOUNT (TRY) 8,000,000,000 GROSS INFORMATION ON DIVIDEND PAY OUT RATIO INFORMATION ON DIVIDEND PER SHARE Group TOTAL DIVIDEND AMOUNT (TRY) DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL Witholding tax will beapplied on distributed gross dividend in accordance with applicable tax regulations on the distribution date. NET Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date. RATIO OF GROSS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT TOTAL GROSS DIVIDEND DISTRIBUTION/NET DISTRIBUTABLE PROFIT (%) 34.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 26, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 26, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer